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                            April 27, 2022

       Zachary Lee Prince
       Chief Executive Officer
       BlockFi Inc.
       201 Montgomery Street, Suite 263
       Jersey City, NJ 07302

                                                        Re: BlockFi Inc.
                                                            Application for
Qualification of Indenture under
                                                            the Trust Indenture
Act 1939 on Form T-3
                                                            Filed April 25,
2022
                                                            File No. 022-29101

       Dear Mr. Prince:

                                                        This is to advise you
that we have not reviewed and will not review your application.

               Please refer to Section 307(c) of the Trust Indenture Act regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer, Legal
       Branch Chief, at 202-551-3758 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance